Exhibit 20.2
MELCO CROWN ENTERTAINMENT LIMITED
Notice of Extraordinary General Meeting of Shareholders
to be held on 19 May 2009
Dear Shareholders:
You are cordially invited to attend the Extraordinary General Meeting of Shareholders (the “Meeting”) of Melco Crown Entertainment Limited (the “Company”) which will be held on Tuesday, 19 May 2009 at Crown Macau located at the Avenida Kwong Tung between Avenida Dr. Sun Yat Sen, Rua de Hong Chau, Rua de Nam Keng and Avenida Kwong Tung, Macau at 4:30 PM (Hong Kong Time). The meeting is being held for the following purposes:
1)	Considering and, if thought fit, passing an Ordinary Resolution for approval of an increase in the authorized share capital of the Company from US$15,000,000 divided into 1,500,000,000 ordinary shares of a nominal or par value of US$0.01 each to US$25,000,000 divided into 2,500,000,000 ordinary shares of a nominal or par value of US$0.01 each, by the creation of an additional 1,000,000,000 ordinary shares.

2)	Considering and, if thought fit, passing a Special Resolution for adoption of the new Amended and Restated Memorandum and Articles of Association of the Company incorporating the amendments with respect to the increased authorized share capital, the current name of the Company and certain ancillary amendments as further set out in schedule 1, including (a) the change of name of the registered office provider of the Company, Walkers SPV Limited to Walkers Corporate Services Limited due to their restructuring exercise; (b) a rectification change to the definition of ADS such that each ADS would represent 3 ordinary shares; and (c) a rectification change in Article 132 of the Articles of Association so that the cross reference is to Article 90.
Only shareholders of record in the register of members of the Company at the close of business on 10 April 2009 will be entitled to vote at the Meeting or any adjournment that may take place.
A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on his/her/its behalf. A proxy need not be a shareholder of the Company. A form of proxy is enclosed.
Shareholders are requested to complete, sign, date and return the enclosed form of proxy to the Company as promptly as possible, but not later than 48 hours prior to the time appointed for the holding of the Meeting or any adjourned meeting, at which the form of proxy is to be used. The giving of such proxy will not affect your right to vote in person should you decide to attend the Meeting or any adjourned meeting if you so wish and, in such event, the form of proxy shall be deemed to be revoked.
By Order of the Board of Directors,

/s/ Stephanie Cheung

Stephanie Cheung Company Secretary

Schedule 1
Ancillary Amendments to the Memorandum and Articles of Association
(a)	Clause 2 of the Memorandum of Association would be amended as follows:

	2.	The Registered Office of the Company shall be at the offices of Walkers ~~SPV~~Corporate Services Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9002, Cayman Islands, Grand Cayman, Cayman Islands, or at such other place as the Directors may from time to time decide.

(b)	The definition of “ADS” in Clause 1 of the Articles of Association would be amended as follows:

	1.	In these Articles, unless otherwise defined, the defined terms shall have the meanings assigned to them as follows:

“ADS”

an American Depositary Share, each representing ~~2~~3 ordinary shares;

(c)	Article 132 of the Articles of Association would be amended as follows:

	132	Subject to Article ~~91,~~90, the Company may have a Chief Executive Officer, one or more Vice Presidents and Chief Financial Officer, President, a Secretary or Secretary-Treasurer appointed by the Directors. The Directors may also from time to time appoint such other officers as they consider necessary, all for such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors from time to time decide.

Schedule 2
Existing Article 90 of Articles of Association — For Reference Only
90.	Subject to these Articles, the Directors may from time to time appoint any person, whether or not a director of the Company to hold such office in the Company as the Directors may think necessary for the administration of the Company, including without prejudice to the foregoing generality, the office of the Chief Executive Officer, one or more Vice Presidents, Chief Financial Officer, Manager or Controller, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit. Any person so appointed by the Directors may be removed by the Directors. The Directors may also appoint one or more of their number to the office of Managing Director upon like terms, but any such appointment shall ipso facto determine if any Managing Director ceases from any cause to be a Director, or if the Company by Ordinary Resolution resolves that his tenure of office be terminated.